Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-271113
and 333-271113-01

Safehold GL Holdings LLC

$400,000,000 5.650% Senior Notes due 2035

Fully and unconditionally guaranteed by Safehold Inc.

November 12, 2024

Term Sheet

Issuer:	Safehold GL Holdings LLC

Guarantor:	Safehold Inc.

Security:	5.650% Senior Notes due 2035 (the “Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	A3 (Stable) / BBB+ (Positive) / BBB+ (Positive)

Aggregate Principal Amount:	$400,000,000

Stated Maturity Date:	January 15, 2035

Issue Price:	98.812% of the principal amount

Coupon (Interest Rate):	5.650% per annum

Yield to Maturity:	5.804%

Benchmark Treasury:	UST 4.250% due November 15, 2034

Benchmark Treasury Price and Yield:	98-18 / 4.429%

Spread to Benchmark Treasury Yield:	+137.5 basis points

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2025

Optional Redemption:	Prior to October 15, 2034 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+25 basis points (calculated as though the actual Stated Maturity Date of the Notes was October 15, 2034)

On or after October 15, 2034 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	785931AB2 / US785931AB23

Trade Date:	November 12, 2024

Settlement Date**:	November 14, 2024 (T+2)

Joint Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Truist Securities, Inc.

Mizuho Securities USA LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Morgan Stanley & Co. LLC

Barclays Capital Inc.

Co-Managers:	BNP Paribas Securities Corp. Raymond James & Associates, Inc. Citizens JMP Securities, LLC

*            Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**          It is expected that delivery of the Notes will be made against payment on or about November 14, 2024, which is the second business day following the date of pricing of the Notes (such settlement being referred to as “T+2”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the pricing date should consult their own advisors.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Truist Securities, Inc. toll-free at 1-800-685-4786. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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